APPENDIX C:
DIRECTORS & OFFICERS BUSINESS EXPERIENCE

Contact

www.linkedin.com/in/perrybailes
(LinkedIn)
www.constantcontact.com
(Company)

Top Skills

SaaS
Salesforce.com
Enterprise Software

Languages

Japanese-Beginner

Perry Bailes

Serial entrepreneur, CEO, Founder at Wicked Frosty Farms
Greater Boston Area

Summary

My goals are to continue to grow my industry knowledge and
leadership skills. To sew the seeds of innovation, to nurture new
attitudes. I strive to make each day better than the last and make my
passions profitable. I always need to grow; be a better professional. I
don't mind the role of student, but I have a knack for being a teacher.
I want to cultivate strong effective relationships and to build winning
teams.

Experience

Wicked Frosty Farms
CEO, Founder
November 2017 - Present
Lynn, Massachusetts

Entrepreneur
Cannabis Consultant
April 2017 - Present
Massachussettes

Blending and leveraging cannabis with Boston's innovation economy. I offer
consulting, networking and expertise to grow powerful relationships with all
levels of the cannabis industry.

Constant Contact
Manager, Account Review
June 2014 - Present
Waltham, Ma

• Ensure that direct reports protect the reputation of Constant Contact by
adhering to all compliance regulations

• Creation and review of staffing lines across geographically different locations
for all hours of operations

• Leading multiple trainings across departments by creating content, training of
senior staff, coordination and scheduling of training.

• Manage a team that includes account review representative, senior representatives, maintaining an ongoing high level of performance and quality monitoring for reviews
• Creating an atmosphere of fun and positivity via mentoring and development, while coaching to optimize productivity.
• Identify, review and hire effective new staff members and being a good ambassador during departmental orientation.
• Provide escalation services to customers seeking additional guidance from management.
• Manage quarterly business objectives that will resolve issues that will improve the operation of the business.

LogMeIn
8 years 1 month

Manager, Technical Support. LogMeIn, Inc.
October 2011 - July 2014 (2 years 10 months)
Key Responsibilities:

•Manage technical support representatives and team lead performance.
•Ensure that high standards for productivity metrics and quality are consistently met.
•Interview, hire and on board reps and team leads.
•Mentor, coach and develop reps and team leads.
•Act as an escalation point for customer concerns and issues.
•Proactively identify and implement solutions and initiatives to maximize team effectiveness.
•Act as project manager for several ongoing projects at any given time; determine goals, organize resources, execute on deliverables and meet timelines.
•Demonstrated problem solving and decision-making skills in a time-critical environment.
•Collaborate with other departments and training resources to ensure that all reps have adequate product knowledge, procedural knowledge and soft skills.
•Strong understanding of Salesforce and CRM solutions.
•Knowledge of remote access products, VPNs, Routers, Firewalls, Proxies, and Networking configurations.
•Solid knowledge of mobile platforms, all OS platforms, MS Office, and networking essentials.

•Knowledge of general software development processes to be able to communicate effectively with customers, partners and internally (e.g. with engineering).

•Excellent communication and organizational skills.

•Ability to multi-task in fast-paced high call-volume environment.

•Function in a responsible, professional manner using good judgment in decision making.

•Proven ability to prioritize and multi-task in fast paced, dynamic environment.

•Demonstrated ability to build and maintain positive relationships and team objectives.

•Ability to build, motivate and develop a team to achieve maximum results.

Team Lead
January 2007 - October 2011 (4 years 10 months)

• Monitor and optimize overall team's performance. Ensure that team is meeting established call center performance metrics.

• Supervise and direct the daily activities of call center reps, including schedule adherence.

• Assign tasks, give instructions and follow up with team members.

• Coach, mentor, monitor, evaluate and discipline individual reps to improve effectiveness.

• Act as subject matter expert and answer rep questions.

• Act as an escalation point for customer concerns and issues.

• Answer escalated customer calls and incoming calls as needed.

• Ensure that team members have appropriate support and training.

• Communicate changes in process and products to team members.

• Communicate solutions, successes, and opportunities to the Manager of Tech Support.

• Provide direct input into performance evaluations delivered by Support Managers.

Technical Support Representative
July 2006 - January 2007 (7 months)

• Effectively interact with customers of all technical skill levels to define, research, and resolve customer issues quickly and accurately.

• Communicate and resolve technical issues via phone, email and chat.

• Provide a superior level of service in all customer interactions.

• Accurately assess and escalate issues to product specialists, sales and management as needed.

• Communicate effectively with customers, team members, user services reps and managers.

• Provide timely updates to customers, colleagues, and management on the status of outstanding issues.
• Maintain detailed issue and activity information in Sales Force.com.
• Convey customer feedback to appropriate internal channels.
• Determine customer requirements and expectations in order to recommend specific products and solutions and/or to escalate the call appropriately.
• Participate in managing 24x7 VIP customer support.

Education

Endicott College
Master of Business Administration (MBA), Information Technology · (2019 - 2022)

Cannabis Training University
Master's of Marijuana certification, Cannabis growing, extractions, budtender/trimming, cannabis career innovations · (2016 - 2017)

Georgia Southern University - College of Business Administration
Information Systems, Database Administration · (1999 - 2002)

Georgia Southern University
History, International Relations and Affairs · (1993 - 1996)

University of Wisconsin-Waukesha
Theatre/Theater · (1991 - 1993)


Veronica A. Burba, CPA, CFE

P.O. Box 5952

Salisbury, Ma 01952


Certified Public Accountant

Certified Fraud Examiner

EDUCATION:

Bentley University, Waltham, Massachusetts

Bachelor of Science Degree in Accountancy

Treasurer, Student Government Association

Chairperson, Student Activities Finance Committee

Student Representative, Board of Trustees

Student Representative, Reaccreditation Steering Committee

EXPERIENCE:

1989 – Present   **In Practice as Principle**.

Tax, accounting and consulting services for small business

Independent Quality Reviewer for the AICPA (thru 1997)

Litigation support and special projects

1986 – 1989   **KPMG LLP (PEAT MARWICK) Boston, Massachusetts**

Auditor – Supervising Senior

Worked in the firms "Middle Market" department serving small and medium sized businesses. Broad experience in a number of specialized industries including High Technology, Manufacturing, Distribution, Healthcare and Tax-Exempt entities. Responsible for all phases of audit, review and compilation engagements.

PAST PROFESSIONAL SOCIETIES:

American Institute of Certified Public Accountants

Massachusetts Society of Certified Public Accountants

Quality Review Acceptance Board (1986 – 1997)

Quality Review Executive Committee (1986 – 1997)

New Hampshire Society of Certified Public Accountants

PAST CIVIC ACTIVITIES:

Town of Salisbury, Chairperson, Finance Committee (1990 – 1991)

Town of Salem, NH Kiwanis Club. Served in all club officer positions (1991 – 1997)

Contact

781-690-6538 (Home)
sicuranza.chris@gmail.com

www.linkedin.com/in/chrissicuranza (LinkedIn)
www.chrissicuranza.com (Company)
facebook.com/sicuranza (Other)

Top Skills

Social Media

Press Releases

Public Relations

Languages

English (Native or Bilingual)

Honors-Awards

Mass Challenge Semi Finalist

NEPBA Outstanding Service Award

2013 NEPBA Outstanding Service Award

Publications

Letter: Sicuranza would be conduit for youths

Helping Salem 'Become Strength'

Christopher Sicuranza

Communications & Public Relations Professional (Mayoral Spokesman, Corporate Communications, Entrepreneuar)
Gloucester, Massachusetts

Summary

A passionate communications professional with a deep understanding of branding, public relations, marketing and social media gained from a wide breadth of experiences within start-up companies, agency level support, regional campaign consultancy and community oriented relationship building through experiences from LGBT event promotions (Go Out Loud) to mayoral communications director (City of Gloucester, Mayor Romeo Theken).

Specialties: Government Affairs, Social Media, Press Releases, Strategic Communication Planning, Community Engagement, Strategic Development, Crisis Communications, Logo/Voice Branding, US Politics, Public Service, Public Presentations, Email Marketing, Internal Communications, Adobe Creative Suite Cloud

_____

Experience

Self Employed
Marketing Branding Consultant
March 2010 - Present
Greater Boston Area

Communications consultant for various brands, political campaigns, start-ups and small businesses including Discover Gloucester, 1623 Studios, Salem State University, Together North Shore, Creative Collective, Salem Horror Fest, Liberty Square Group (Eileen Donoghue for State Senate, 2014), Archinski for Dracut Campaign (2013, 2015, 2019), Sefatia for Gloucester Campaign (2013, 2015, 2019), Eileen Duff for Governor's Council (2016), Salem First Coalition, City of Gloucester Clean Commission and North Shore YMCA.

(Public Relations, Media Affairs, Branding, Social Media and Public Speaking skills customized for each client)

Wicked Frosty Farms
Vice President Strategy Business Development
July 2018 - Present
Greater Boston Area

Start-up leader of craft cannabis cultivation brand which focuses on B2B services within a growing industry. Currently targeting various commercial sites across Boston's Northshore.

City of Gloucester
Director of Communications & Constituent Services
May 2016 - June 2018 (2 years 2 months)
Gloucester, Massachusetts

Executive Mayoral staff for City of Gloucester and spokesman for Mayor Sefatia Romeo Theken with focus on communications, constituent services, public engagement, media relations, legislative affairs and other administrative duties.

Monster
Communications Manager
July 2015 - June 2016 (1 year)
Weston, MA

The Communications Manager is a key contributor in the creation and execution of PR campaigns, announcements and product launches as well as data-driven thought leadership initiatives, placement of key spokespeople in the media and through unique/compelling storytelling to generate substantial and positive media and industry analyst coverage for Monster.
Responsibilities:
* Assist in developing and lead implementation of the company's B2B communication strategies and tactics, across product-related announcements and strategic thought leadership efforts;
* Manage incoming media inquiries, particularly fulfilling requests for data, to opportunistically enhance Monster s industry leadership position with and in the media;
* Develop talking points, backgrounders, statements, press releases, thought leadership vehicles and other materials and manage logistics for Executive speaking opportunities, events, etc.;
* Contribute content/concepts for use on Monster-owned channels;
* Help manage day-to-day engagement with our PR agency;

* Integrate and maintain relationships across multiple internal teams including Digital, Marketing, Insights, Sales, Design, Events, etc. to ensure consistent communications strategies;
* Track competitive news/developments and industry-related issues, crafting responses and/or strategic messaging;
* Track and engage with influencers and members of the industry media.

Committee to Elect Sefatia Romeo-Theken
Head Campaign Manager
June 2015 - December 2015 (7 months)
Gloucester, Massachusetts

Main lead on all campaign consulting, branding, content, events, fundraising, releases, and field strategies for the successful mayoral campaign of Mayor Sefatia Romeo-Theken. Oversaw team of volunteers and paid staff to GOTV, organize rallies, prepare for debates, speechwriting, and crisis communication. With nearly half of Gloucester citizens participating in the municipal election, the campaign was critically acclaimed by both political veterans and local activists alike. A local area political reporter who covered the election race live noted, "the level of sophistication of [Sefatia's] campaign communication was incredible, as designed by Christopher Sicuranza."

Go Out Loud
Vice President / Chief Marketing Officer
July 2012 - December 2015 (3 years 6 months)
Salem, MA

Local startup focusing on 'modern equality,' where LGBT events can be sponsored by fun, engaging, social media savvy members in a wholesome manner.

My role includes:
- identifying key sponsors for Go Out Loud
- build social networking platforms and extensions
- create social media content and report analytics
- brand ambassador

Online Buddies, Inc.
Marketing Manager
September 2014 - June 2015 (10 months)
Cambridge, MA

Responsible for branding, marketing and network support on behalf of Online-Buddies, Inc. brands (USA, Canada, UK and Austrailia) For events, advertisements, promotional needs, affiliate trades, public relations, infographics and other services relative to gay male audience, my role encourages creative opportunities to engage with our brands. Later, helped transition from Marketing to Ad Sales with special emphasis on social media solutions, bundled campaign services, desktop and mobile options across a variety of brands, trade deals and more.

The Committee to Elect Paul Tucker
Campaign Manager
January 2014 - September 2014 (9 months)
Salem, MA

Day-to-day manager of Committee to Elect Paul Tucker for 7th Essex House Rep. Committed to showcasing the best of Paul Tucker's legacy in Salem and in the north shore by engaging direct with the voters, organizing volunteers and tracking new opportunities.

New England Police Benevolent Association, Inc.
Director of Communications
May 2010 - August 2014 (4 years 4 months)
Chelmsford, MA

Proudly representing and serving various law enforcement chapters across New England, from the events surrounding the Boston Marathon, to charity events to benefit fallen heroes, to press coordination on forums and op-eds, I'm responsible for prompt, detailed information to the public and media. By managing and targeting potential unions to acquire, Sicuranza has grown membership by 15% through his efforts. As Director of Communications, I over see all media, press, branding and crisis communications, including:
- Create and deploy communications strategies
- Design and print all related materials
- Coordinate web materials and social media
- Editor-in-Chief of Beyond The Badge, monthly publication
- Liaison for press related matters (press releases, media inquiries)
- Directly report to Executive Committee

LaVoie Group
Account Coordinator
March 2011 - July 2011 (5 months)
Salem, MA

- Brand development, social media plan and in-house marketing. Created and implemented system to introduce new communication pieces to market.
- Monitor client and company related news and advise accordingly.
- Research, create and edit press releases, media briefs and other communication products.
- Establish and maintain relationships key to the companies integrity.
- Engage with media on client's behalf, both proactively and in crisis management.
- Report related hours and expenses in billable format to company and client management teams.

Saugus Learning and Discovery Center
PR Consultant
February 2010 - January 2011 (1 year)

Pro-bono work in order to bolster my portfolio. Responsible for the following:

- press contact and release media
- rebranding of company
- website design and hosting
- organize community events
- strategy implementation

Racepoint Group
Account Executive
August 2010 - November 2010 (4 months)
Waltham, MA

- Brand development, social media plan and in-house marketing. Created and implemented system to introduce new communication pieces to market.
- Monitor client and company related news and advise accordingly.
- Research, create and edit press releases, media briefs and other communication products.
- Establish and maintain relationships key to the companies integrity.
- Engage with media on client's behalf, both proactively and in crisis management.
- Report related hours and expenses in billable format to company and client management teams.

Eileen Donoghue for State Senate
Campaign Manager
March 2010 - June 2010 (4 months)

Day-to-day manager of Eileen Donoghue's campaign for State Senate in Massachusetts:

- organize volunteers and push goals
- maintain campaign initiatives and issues
- attend political events and rallies
- collect signatures and funding
- work externally and internally

Thomson Communications
Intern
January 2009 - June 2009 (6 months)

Help showcase businesses by harnessing social networking and electronic media
Maintain clippings through logs (clip book)

Aquatic Facilitators Limited
Public Relations Executive
February 2008 - March 2009 (1 year 2 months)

Create brand awareness through public relation campaigns (press releases, interviews, events, networking)

Salem State College
Writing Center Tutor
September 2008 - January 2009 (5 months)

- help tutor and foster language skills
- create outlines and idea generators
- engage in academic discussions
- manage writing formats

Picardi + Associates
Administrative Assistant
March 2006 - September 2007 (1 year 7 months)

- maintenance of complex file systems
- improving communications through decisive editing (e-mail & mail)
- redesigned docs to create attractive customized logos and headers
- superb customer service and phone abilities
- responsible for highly sensitive information (personal and business)

YMCA of Greater Boston

Unit Director (Saugus Branch)
August 2005 - February 2006 (7 months)

- intensive experience with children in ages from three to fourteen

- maintenance of private information, including health care and logs

- preserving cooperative relationships with staff and families

- directly responsible for up to 50 children (including staff)

East West Mortgage
Post Closing Associate/ MERS Manager
September 2002 - June 2005 (2 years 10 months)

- registered all loans via MERS (Mortgage Electronic Registration System)

- implemented new algorithms for increased efficiency of loan closings

- liaison between East West Mortgage and deed registries throughout New England

- customized legal loan document preparation

- manual assignment creation following federal and state guidelines

Education

Salem State University

Bachelor's Degree, Communications / Public Relations · (2002 - 2007)

Saugus High School

· (1998 - 2002)